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                              January 8, 2024

       Shannon Ghia
       Chief Executive Officer
       iShares Bitcoin Trust
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Bitcoin
Trust
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-272680

       Dear Shannon Ghia:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       Risk Factors, page 15

   1. Please add risk factor disclosure addressing the risks related to your Authorized
                                                        Participants acting in
the same capacity for several competing products.
 Shannon Ghia
FirstName  LastNameShannon  Ghia
iShares Bitcoin Trust
Comapany
January    NameiShares Bitcoin Trust
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
General

2. In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets